

AKZO NOBEL



05058551

SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

FORM 11-K

(X) ANNUAL REPORT PURSUANT TO SECTION 15(d)
OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2004

or

(X) TRANSITION REPORT PURSUANT TO SECTION 15(d)
OF THE SECURITIES EXCHANGE ACT OF 1934

For the Transition period from _____ to _____
Commission File Number ____ 0-17444 ____

AKZO NOBEL HOURLY SAVINGS PLAN
(For Title of the Plan)

AKZO NOBEL INC.
525 West Van Buren
Chicago, IL 60607

(Name of issuer of the securities held pursuant to the
Plan and address of its principal executive offices)



Exhibit 99.1

CERTIFICATION PURSUANT TO SECTION 906
OF THE SARBANES-OXLEY ACT OF 2002

In connection with the Annual Report on Form 11-K of the Akzo Nobel Hourly Savings Plan (the "Plan") for the fiscal year ending December 31, 2003 as filed with the Securities and Exchange Commission on the date hereof (the "Report"), I, Phil Radtke, Chairman of the Savings Plan Committee (Plan Administrator of the Plan), certify, pursuant to section 906 of the Sarbanes-Oxley Act of 2002, that:

1) the Report fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934; and

2) the information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Plan.

Savings Plan Committee
Plan Administrator
By: _____
Name: Phil Radtke, Chairman

June 29, 2005

A signed original of this written statement required by Section 906 has been provided to the Plan and will be retained by the Plan and furnished to the Securities and Exchange Commission or its staff upon request.





SIGNATURES

THE PLAN.   Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other person who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

AKZO NOBEL HOURLY SAVINGS PLAN

By: _____

Name: Jaime Erickson
Title: Manager, Defined Contribution Plans
              Akzo Nobel Inc.

Date: June 29, 2005



AKZO NOBEL

SIGNATURES

THE PLAN. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other person who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

AKZO NOBEL HOURLY SAVINGS PLAN

By: _____
Name: Jaime Erickson
Title: Manager, Defined Contribution Plans
                  Akzo Nobel Inc.

Date: June 29, 2005





June 29, 2005

McGladrey & Pullen, LLP
20 North Martingale Rd.
Suite 500
Schaumburg, Illinois 60173

In connection with your audits of the statements of net assets available for benefits in the Akzo Nobel Hourly Savings Plan (the Plan) as of December 31, 2004 and 2003, and the related statements of changes in net assets available for benefits for the years then ended, we confirm that we are responsible for the fair presentation of net assets and changes in net assets in conformity with accounting principles generally accepted in the United States of America applied on a consistent basis and with the reporting requirements of the Employee Retirement Income Security Act of 1974 (ERISA).

We confirm, to the best of our knowledge and belief, the following representations made to you during your audits.

1. The financial statements referred to above are fairly presented in conformity with accounting principles generally accepted in the United States of America and with the reporting requirements of ERISA.

2. We have answered your questions about the Plan's tax compliance to the best of our knowledge and belief.

3. We have made available to you:

    a. The currently effective version of the Plan document, the trust agreement established under the Plan, insurance contracts and all related amendments. The Plan has not been amended since adoption.

    b. All correspondence and filings with, reports to and determinations by the Internal Revenue Service (IRS) and the Department of Labor (DOL) related to the Plan's compliance with ERISA and the maintenance of its tax-exempt status.

    c. All Plan financial records and related data. In that regard, the payroll information we provided you covered all employees who were eligible to participate in the Plan.

    d. All minutes of the meetings of the Plan officials or administrative committee, or summaries of actions of recent meetings for which minutes have not yet been prepared.

4. We have no knowledge of fraud or suspected fraud affecting the Plan involving:

    a. Management or employees who have significant roles in internal controls.

    b. Others where the fraud could have a material effect on the financial statements.

5. We acknowledge our responsibility for the design and implementation of programs and controls to provide reasonable assurance that fraud is prevented and detected.

6. We have no knowledge of any allegations of fraud or suspected fraud affecting the Plan received in communications from employees, former employees, analysts, regulators, short sellers, or others.

Akzo Nobel Inc.
525 West Van Buren Street
Chicago, Illinois 60607-3823
Tel. (312) 544 7000
Fax (312) 544 7014


7. There are no significant deficiencies, including material weaknesses, in the design or operation of internal controls that could adversely affect the Plan's ability to record, process, summarize and report financial data.

8. There have been no communications from regulatory agencies concerning noncompliance with, or deficiencies in, financial reporting practices.

9. We have no plans or intentions that may materially affect the carrying value of assets and liabilities.

10. The following have been properly recorded and/or disclosed in the financial, as appropriate:

   a. Related-party transactions, including transactions with parties in interest, as defined in ERISA section 3(14) and regulations thereunder, including sales, purchases, loans, transfers, leasing arrangements, guarantees, and amounts receivable from or payable to related parties.

   b. All significant estimates and material concentrations known to management which are to be disclosed in accordance with the AICPA's Statement of Position 94-6, *Disclosure of Certain Significant Risks and Uncertainties*. Significant estimates are estimates at the balance sheet date that are reasonably possible of changing materially within the next year. Concentrations refer to nature and type of investments held by the Plan, or markets for which events could occur which would significantly disrupt normal finances within the next year.

   c. Description of the Plan.

   d. Assets held for investment.

   e. Participant loans or other receivables in default or considered to be uncollectible.

   f. Amendments to the plan instrument.

   g. Exempt party-in-interest transactions.

11. We are responsible for making the accounting estimates included in the financial statements. Those estimates reflect our judgment based on our knowledge and experience about past and current events and our assumptions about conditions we expect to exist and courses of action we expect to take.

12. There are no:

   a. Material transactions that have not been properly recorded in the accounting records underlying the financial statements.

   b. Violations or possible violations of laws or regulations whose effects should be considered for disclosure in the financial statements or as a basis for recording a loss contingency.

   c. Other material liabilities or gain or loss contingencies that are required to be accrued or disclosed by Statement of Financial Accounting Standards No. 5.

   d. Non-exempt (prohibited) party-in-interest transactions. In that regard, the Plan has complied with the DOL's regulations concerning the timely remittance of participants' contributions to trusts containing assets for the Plan.

   e. Arrangements with financial institutions involving compensating balances or other arrangements involving restrictions on cash balances and lines of credit or similar arrangements.

   f. Agreements to repurchase assets previously sold.


g. Assets pledged or encumbered.

h. Amounts of contractual obligations, liens or encumbrances on assets or security agreements in effect under the Uniform Commercial Code not included in the liabilities recorded on the books.

i. Liabilities which are subordinated to any other actual or possible liabilities of the Plan.

j. Lease obligations by the Plan.

k. Concentrations of credit risk.

l. Financial instruments with off-balance-sheet market or credit risk.

m. Derivative financial instruments.

n. Guarantees, whether written or oral, under which the Plan is contingently liable to a bank or other lending institution.

o. Reportable transactions.

13. We have provided to you all documentation, including correspondence, with lawyers utilized by us for any Plan matters. Lawyers utilized by the Plan or others acting on behalf of the Plan are with the firm Katten, Muchin, Zavis, Rosenman and Charles Scudder, Assistant General Counsel to Akzo Nobel, Inc. There are no unasserted claims or assessments, that our lawyer has advised us are probable of assertion and must be disclosed in accordance with Statement of Financial Accounting Standards No. 5.

14. The Plan has satisfactory title to all owned assets.

15. We have complied with (a) all aspects of contractual agreements, including provisions of the Plan, that would have a material effect on the financial statements in the event of noncompliance, (b) the fidelity bonding requirements of ERISA, (c) all participant eligibility and coverage requirements of the Plan, ERISA and the Internal Revenue Code, and (d) the filing requirements of appropriate agencies.

16. The Internal Revenue Service has determined and informed the sponsor, by a letter dated January 30, 2003, that the Plan is qualified and the trust established under the Plan is tax exempt under the appropriate sections of the Internal Revenue Code (IRC). The Plan has been amended since receiving the determination letter. We believe that the Plan is designed and is currently being operated in compliance with the applicable requirements of the IRC.

17. There is no present intention to terminate the Plan.

18. We have reviewed the user control considerations of the Independent Auditor's Review of Control Policies and Procedures to Participant Level Recordkeeping as of December 31, 2004, and we believe all applicable controls are in place.

19. We agree to the amendment of the first sentence of the third paragraph of the arrangement letter dated January 5, 2005, executed by us on February 22, 2005, as follows: "We will conduct the audit in accordance with auditing standards generally accepted in the United States of America and with auditing standards of the Public Company Accounting Oversight Board (United States)."

No events or transactions other than those disclosed in the financial statements have occurred subsequent to the date of the financial statements that would require adjustment to, or disclosure in, the financial statements.


During the period covered by your engagement and through the current date, neither the Plan nor the Plan Sponsor has owned a direct financial interest in H&R Block, Inc.

During the course of your audit, you may have accumulated records containing data which should be reflected in our books and records. All such data have been so reflected. Accordingly, copies of such records in your possession are no longer needed by us.

As of and for the year ended December 31, 2004:

We believe that the effects of the uncorrected misstatements aggregated by you and summarized below are immaterial, both individually and in the aggregate, to the financial statements taken as a whole. For purposes of this representation, we consider items to be material, regardless of their size, if they involve the misstatement or omission of accounting information that, in light of surrounding circumstances, makes it probable that the judgment of a reasonable person relying on the information would be changed or influenced by the omission or misstatement.

				Increase (Decrease)		
Description	Assets	Liabilities		Equity	Revenue	Expenses
Carryover Impact From Previous Years	$ -	$ -		$ (36,731)	$ (36,731)	$ -
Current Year Misstatements						
Known Errors						
Contributions receivable are not recorded due to amounts not being material	34,553	-		34,553	34,553	
Differences with Estimates						
None						
Projected Errors						
None	-	-		-	-	-
TOTAL	$ 34,553	$ -		$ (2,178)	$ (2,178)	$ -

Akzo Nobel Hourly Savings Plan

Nancy Dummer,
Manager, Retirement Benefits

Philip E. Radtke,
Chairman, Savings Plan Committee

McGladrey & Pullen

Certified Public Accountants



Report of Independent Registered Public Accounting Firm

To the Savings Plan Committee
Akzo Nobel Hourly Savings Plan
Chicago, Illinois

We have audited the accompanying statement of net assets available for benefits of Akzo Nobel Hourly Savings Plan as of December 31, 2004 and 2003, and the related statement of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of Plan's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the auditing standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of Akzo Nobel Hourly Savings Plan as of December 31, 2004 and 2003, and the changes in net assets available for benefits for the years then ended in conformity with U.S. generally accepted accounting principles.

McGladrey & Pullen, LLP

Schaumburg, Illinois
June 6, 2005

McGladrey & Pullen, LLP is a member firm of RSM International –
an affiliation of separate and independent legal entities.

1

McGladrey & Pullen

Certified Public Accountants

Consent of Independent Registered Public Accounting Firm

We consent to the incorporation by reference of our report, dated June 6, 2005, on the Financial Statements of Akzo Nobel Hourly Savings Plan, which is included in this Annual Report on form 11-K for the year ended December 31, 2004, into Akzo Nobel, Inc.'s Registration Statement on Form S-8 for the Plan.

McGladrey & Pullen, LLP

Schaumburg, Illinois
June 29, 2005

McGladrey & Pullen

Certified Public Accountants

Akzo Nobel Hourly Savings Plan

Financial Report
December 31, 2004



Contents

McGladrey & Pullen
Certified Public Accountants

Report of Independent Registered Public Accounting Firm

To the Savings Plan Committee
Akzo Nobel Hourly Savings Plan
Chicago, Illinois

We have audited the accompanying statement of net assets available for benefits of Akzo Nobel Hourly Savings Plan as of December 31, 2004 and 2003, and the related statement of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of Plan's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the auditing standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of Akzo Nobel Hourly Savings Plan as of December 31, 2004 and 2003, and the changes in net assets available for benefits for the years then ended in conformity with U.S. generally accepted accounting principles.

McGladrey & Pullen, LLP

Schaumburg, Illinois
June 6, 2005

McGladrey & Pullen, LLP is a member firm of RSM International –
an affiliation of separate and independent legal entities.

1

Akzo Nobel Hourly Savings Plan

Statements of Net Assets Available for Benefits
December 31, 2004 and 2003

Assets		2004		2003
Investments, at fair value:				
Plan interest in Master Trust	$	24,188,316	$	22,957,106
Participant loans		1,533,691		1,438,786
Total assets		25,722,007		24,395,892
Liabilities		-		-
Net Assets Available for Benefits	$	25,722,007	$	24,395,892

See Notes to Financial Statements.

Akzo Nobel Hourly Savings Plan

Statements of Changes in Net Assets Available for Benefits
Years Ended December 31, 2004 and 2003

	2004	2003
Additions to net assets attributed to:		
Investment income:		
Plan interest in Master Trust investment income	$ 1,963,083	$ 3,519,306
Interest on participant notes receivable	82,619	88,572
	2,045,702	3,607,878
Contributions:		
Company	544,748	496,228
Participants	1,677,538	1,779,993
Rollovers	740,907	-
	2,963,193	2,276,221
Transfers in	133,360	389,856
Total additions	5,142,255	6,273,955
Deductions from net assets attributed to:		
Benefits paid directly to participants	3,687,437	1,730,584
Administrative expenses	2,956	1,158
Transfers out	125,747	171,194
	3,816,140	1,902,936
Net increase	1,326,115	4,371,019
Net assets available for benefits:		
Beginning of year	24,395,892	20,024,873
End of year	$ 25,722,007	$ 24,395,892

See Notes to Financial Statements.

Akzo Nobel Hourly Savings Plan

Notes to Financial Statements

Note 1.   Plan Description

The following brief description of the Akzo Nobel Hourly Savings Plan (the Plan) provides only general information. Participants should refer to the plan documents for a more complete description of the Plan's provisions.

General: The Plan is a defined contribution plan covering certain union hourly employees of Akzo Nobel, Inc. (the Company). It is subject to the provisions of the Employee Retirement Income Security Act of 1974 ("ERISA").

Contributions: Each year, participants may contribute up to 25 percent of pretax eligible compensation and up to 6 percent of after tax eligible compensation, as defined by the Plan. Participants, who are age 50 or older, can also contribute on a catch-up basis from 1 to 75 percent of eligible compensation. Participants may also contribute amounts representing distributions from other qualified defined benefit or defined contribution plans. The Company may make matching contributions to the Plan equal to a percentage of the elective contributions made by the participants to the Plan. Contributions are subject to limitations.

Participant accounts: Each participant's account is credited with the participant's contribution and Company matching contribution, if any, and allocations of Plan earnings, and charged with an allocation of administrative expenses. Allocations are based on participant earnings or account balances or compensation, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant's vested account.

Vesting: Participants are immediately vested in their and Company contributions, if any, plus actual earnings thereon.

Investment options: Upon enrollment in the Plan, a participant may direct employee contributions in a variety of investment choices as more fully described in the Plan's literature. Participants may change their investment options at any time.

Participant loans: Participants may borrow from their fund accounts a minimum of $1,000 up to a maximum equal to $50,000 or 50 percent of their account balance, whichever is less. The loans are secured by the balance in the participant's account and bear interest at prime rate as published by The Wall Street Journal on the first business day of the month in which a participant requests a loan, plus 1 percent. Interest rates range from 4.75 percent to 10.50 percent. Principal and interest are paid ratably through payroll deductions.

Payment of benefits: On termination of service due to death, disability, or retirement, a participant may elect to receive either a lump-sum amount equal to the value of the participant's vested interest in his or her account, or periodic partial distributions, as defined by the Plan document.

Fund transfers: During 2004 and 2003, certain assets related to participant transfers between the Plan and another plan sponsored by the Company have been transferred in and out of the Plan due to participant job transfers, business unit divestitures, and a merger of the Iovite Money Purchase Plan to the Plan.

Akzo Nobel Hourly Savings Plan

Notes to Financial Statements

Note 2.   Significant Accounting Policies

Basis of accounting: The financial statements of the Plan are prepared under the accrual method of accounting.

Accounting estimates: The preparation of financial statements requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

Investment valuation and income recognition: The Plan's investments are stated at fair value. The equity interest in the Akzo Nobel, Inc. Savings Plan Master Trust (Master Trust) is valued at the Plan's share of the fair value of the net assets held by the Master Trust. The fair value of the Plan's interest in the Master Trust is based on beginning of the year value of the Plan's interest in the Master Trust, plus actual contributions and allocated investment income, less actual distributions and allocation of administrative expenses. The Master Trust's investments in shares of registered investment companies and shares of common/collective funds are held with Fidelity Management Trust Company and are valued at quoted market prices which represent the net asset value of the shares held by the Plan at year-end. The Company stock is held in a unitized fund by the Master Trust and is valued at quoted market prices. Participant notes receivable are valued at face value, which approximates fair value.

Payment of benefits: Benefits are recorded when paid.

Note 3.   Interest in Master Trust

All of the Plan's investments are in the Master Trust which was established for the investment of assets of the Plan and other Company sponsored retirement plans. Each participating retirement plan has an undivided interest in the Master Trust. The assets of the Master Trust are held by Fidelity Management Trust Company (Trustee). At December 31, 2004 and 2003, the Plan's interest in the net assets of the Master Trust was approximately 3 percent. Investment income and administrative expenses relating to the Master Trust are allocated to the individual plans based upon average monthly balances invested by each plan.

The Plan's interest in the net assets of the Master Trust is included in the accompanying statements of net assets available for benefits. A summary of the net assets of the Master Trust as of December 31, 2004 and 2003, is as follows:

	2004	2003
Investments at fair value:		
Shares of registered investment companies	$ 409,921,310	$ 360,586,182
Shares of common collective funds	81,950,105	81,200,629
Common stock	49,692,974	53,824,292
Participant notes receivable	20,218,707	21,323,411
Investments at contract value:		
Guaranteed investment contract	209,370,742	207,110,960
	$ 771,153,838	$ 724,045,474

Akzo Nobel Hourly Savings Plan

Notes to Financial Statements

Note 3.   Interest in Master Trust (Continued)

Investment income for the Master Trust is as follows for the years ended December 31, 2004 and 2003:

	2004	2003
Net appreciation in fair value of investments:		
Shares of registered investment companies	$ 31,334,995	$ 70,201,295
Shares of common collective funds	8,158,921	17,922,133
Common stock	5,223,663	9,733,259
	44,717,579	97,856,687
Interest and dividends	22,776,653	18,340,873
	$ 67,494,232	$ 116,197,560

Note 4.   Plan Termination

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA.

Note 5.   Related Party Transactions

The Plan invests in a proportionate share of the Master Trust, whose investments are shares of registered investment companies and common/collective funds managed by Fidelity Management Trust Company, the Plan trustee and, therefore, these transactions qualify as party-in-interest. The Plan paid administrative fees of $2,956 and $1,158, in 2004 and 2003 respectively.

During 2004 and 2003, the Master Trust received approximately $1,695,000 and $2,117,000, respectively, in dividends from Akzo N.V., the parent of the Company for the shares of the Company's common stock held during 2004 and 2003.

Certain employees of the Company provide administrative services for the Plan and are not reimbursed for their services from the Plan.

Certain other administrative expenses are paid by the Company on behalf of the Plan. These amounts are not material to the financial statements.

Note 6.   Tax Status

The Internal Revenue Service (IRS) has determined and informed the Company by a letter dated January 30, 2003, that the Plan and related trust are designed in accordance with applicable sections of the Internal Revenue Code (IRC). Although the Plan has been amended since receiving the determination letter, the Plan administrator and the Plan's tax counsel believe that the Plan is designed and is currently operating in compliance with applicable requirements of the IRC.

Notes to Financial Statements

Note 7.   Risks and Uncertainties

The Plan invests in various investment securities. Investment securities are exposed to various risks such as interest rate, market, and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants' account balances and the amounts reported in the statement of net assets available for benefits.